Exhibit 4.4

SETTLEMENT AGREEMENT AND PLAN

THIS AGREEMENT entered into as of July 1, 2009, by and among Sean W. McCarthy (the “Executive”), Financial Security Assurance Holdings, Ltd., a New York corporation (the “Company”), Assured Guaranty Ltd., a Bermuda corporation (“AGL”), Dexia Holdings, Inc. (DHI”) and Dexia Crédit Local, S.A. (“DCL” and, together with DHI, “Dexia”).; and;

WHEREAS, the Company and the Executive entered into an employment agreement effective as of February 14, 2008 (the “FSA Employment Agreement”), and the Parties (as defined below) have been negotiating with respect to a claim by the Executive, disputed by the Company, that an event of Good Reason has occurred under the FSA Employment Agreement;

WHEREAS, the parent of Assured Guaranty U.S. Holdings, Inc., a Delaware corporation (“AG US”) AGL has entered into a stock purchase agreement, dated as of November 14, 2008 (the “Purchase Agreement”), with Dexia to purchase the Company and certain of its subsidiaries (the “Acquisition”), and prior to the Acquisition, the Executive has been employed by the Company;

WHEREAS, upon the consummation of the Acquisition (the “Closing”), and contingent upon the occurrence of the Closing, AG US wishes to employ the Executive, and the Executive wishes to be employed by AG US under the terms and conditions set forth in the employment agreement (the “AG US Employment Agreement”) between the Executive and AG US and effective as of the date of such Closing (the “Effective Date”), and the Parties hereto wish to settle all rights and claims under the FSA Employment Agreement and certain other arrangements as provided herein with respect to the Executive’s employment with the

Company (including the Share Purchase Program Agreement (the “SPPA”), dated as of December 15, 2000, and amended as of February 14, 2008, among the Executive, Dexia and the Company), effective as of the Effective Date unless otherwise required by the provisions of Section 3(a)(ii) of this Agreement; and

WHEREAS, the parties hereto wish to settle all rights and claims under the FSA Employment Agreement and certain other arrangements as provided herein with respect to the Executive’s employment with the Company;

WHEREAS, AGL is entering into this Agreement solely with respect to and as provided in Sections 1, 3(a), 3(b), 3(e), 3(f), 3(g), 5, 6, 7, 8, 9, 10, 11, 13, 14, 15, 16, and Exhibit A1, Exhibit A2, and Exhibit B;

WHEREAS, Dexia is entering into this Agreement solely with respect to and as provided in Sections 1, 3(a), 3(b), 3(c), 3(d), 3(e), 3(f), 3(g), 5, 6, 7, 8, 9, 10, 11, 13, 14, 15, 16, and Exhibit A1, Exhibit A2, and Exhibit B;

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein and for other good and valuable consideration, the Company, AGL, Dexia, and the Executive (the “Parties”) hereby agree as follows:

1. General Effectiveness; Termination Date

The effectiveness of this Agreement is contingent on the occurrence of the Effective Date, and no Party shall have any rights or obligations under this Agreement (or the Executive General Release, the Executive ADEA Release or the AGL/Dexia General Release (each as defined below)) unless such Closing occurs.  In the event that the Closing does not occur and the parties to the Acquisition terminate the definitive agreements with respect thereto, this Agreement (and the Executive General Release, the Executive ADEA Release and the AGL/Dexia General Release) shall be null and void ab initio.

2. Payments and Benefits

(a) On the Effective Date, following the Closing, the Company will pay to the Executive a cash lump sum of $6,375,000.

(b) On the first business day after the Executive ADEA Release Effective Date (as defined in Exhibit A2, and provided that such Executive ADEA Release Effective Date has occurred), the Company will pay to the Executive a lump sum cash payment of $1,125,000.

3.  Mutual Release and Waiver

(a)(i) As part of this Agreement, and in consideration of the payments provided to the Executive in accordance with this Agreement, the Executive has, simultaneous with the execution of this Agreement, executed the General Release and Waiver, in the form set forth as Exhibit A1 of this Agreement, which is attached to and forms a part of this Agreement (the “Executive General Release”).  This Agreement (including the Executive General Release and the AGL/Dexia General Release but excluding the Executive ADEA Release and the payment in accordance with Section 2(b)) and the commitments and obligations of all Parties hereunder:

(I)  shall become final and binding as of the Effective Date; and

(II)  shall not become final and binding until the Effective Date.

(ii) As part of this Agreement, and in consideration of the payment provided to the Executive in accordance with Section 2(b), the Executive has, simultaneous with the execution of this Agreement, executed the Executive ADEA Release and Waiver, in the form set forth as Exhibit A2 of this Agreement, which is attached to and forms a part of this Agreement (the “Executive ADEA Release”).  The obligation to make the payment under Section 2(b):

(I)  shall become final and binding as of the Executive ADEA Release Effective Date;

(II)  shall not become final and binding until the Executive ADEA Release Effective Date; and

(III)  shall be null and void ab initio if the Executive revokes the Executive ADEA Release in accordance with Section 2(d) of the Executive ADEA Release.

(b) Except as provided below, the amounts described in Section 2 will be in lieu of all rights, payments, and benefits that may otherwise be due under the FSA Employment Agreement and all other rights with respect to the Executive’s employment with (and otherwise providing services to) the Company or any of its Affiliates.  The payments and benefits being released by the Executive pursuant to this Agreement include, without limitation:

(i) All rights to any bonus amounts.

(ii) All rights to any Performance Shares (as that term is used in the FSA Employment Agreement, and as that term is used in the Performance Share Plan as described in the FSA Employment Agreement), and the right to cash, other payment or consideration with respect to Performance Shares.

(iii) All rights to any stock options, restricted stock, and any other awards based on the shares of the Company.

(iv) All rights to Severance Payments (as defined in the FSA Employment Agreement) or other payments and benefits under the FSA Employment Agreement or the FSA Severance Policy for Senior Management.

(v) All rights under the SPPA.

(vi) Subject to Section 3(c)(v), all rights the Executive may have under the Dexia Leveraged Employee Share Plan from AGL, the Company or their respective subsidiaries and affiliates (other than Dexia), and all rights the Executive may have to shares of Dexia Restricted Stock granted pursuant to the Financial Security Assurance Holdings Ltd. 2004 Equity Participation Plan from AGL and its respective subsidiaries and affiliates (other than the Company and Dexia).

(c) Notwithstanding the foregoing, this Agreement will not adversely affect the Executive’s rights to the following:

(i) Any unpaid salary for periods prior to the Effective Date.

(ii) Any right to unreimbursed medical expenses for periods prior to the Effective Date in accordance with the applicable terms of the medical benefit plans of the Company.

(iii) Any unreimbursed travel or other business expenses incurred on behalf of the Company in accordance with its policies for periods prior to the Effective Date.

(iv) Any rights the Executive may have under the Financial Security Assurance Inc. Money Purchase Plan; the Financial Security Assurance Inc. Cash or Deferred Plan; the Financial Security Assurance Holdings Ltd. 2004 Supplemental Executive Retirement Plan; the Financial Security Assurance Holdings Ltd. 1989 Supplemental Executive Retirement Plan (the “1989 SERP”), except as otherwise provided with respect to the 1989 SERP in

Section (d) below; the Financial Security Assurance Holdings Ltd. 2004 Deferred Compensation Plan; and the Financial Security Assurance Holdings Ltd. 1995 Deferred Compensation Plan which, in each case, shall be payable in accordance with their terms.

(v) Dexia agrees to pay to the Executive his benefits due under the Dexia Leveraged Employee Share Plan in accordance with their respective obligations thereunder as in effect on the Effective Date.  Dexia and the Company agree to distribute to the Executive the shares of Dexia Restricted Stock granted to the Executive pursuant to the Financial Security Assurance Holdings Ltd. 2004 Equity Participation Plan in accordance with its terms.  The Company shall provide a statement of the Executive’s accrued rights under such arrangements on an expedited basis.

(vi) Any amounts that are due pursuant to the right of the Executive and the Executive’s heirs, estate, executors and administrators to indemnification from the Company or its Affiliates (or from a third-party insurer for directors and officers liability coverage) with respect to any costs, losses, claims, suits, proceedings, damages or liabilities to which the Executive may become subject which arise out of, are based upon or relate to the Executive’s employment by the Company or the Executive’s service as an officer or member of the Board of Directors of the Company or any of its Affiliates, to the extent such amounts would have been due from the Company in accordance with the terms of the FSA Employment Agreement; provided that for the avoidance of doubt, it is recited here that nothing in this Section 3 or otherwise in this Agreement shall preserve the Executive’s right to payment of costs and legal fees pursuant to Section 12 of the FSA Employment Agreement.

(d)  At the time of Closing, the 22,306 FSA share units credited to the Executive’s account under the 1989 SERP (reflecting a right to receive 22,306 shares of FSA common stock or a payment equal to the value of such shares in accordance with the terms of the 1989 SERP) will be canceled and, at that time, the Executive’s account under the 1989 SERP will be credited with 130,000 AGL share units, representing a right to receive 130,000 ordinary shares of AGL (or a payment equal to the value of such shares, as adjusted in accordance with the terms of the 1989 SERP from time to time).  Thereafter, the Executive’s rights with respect to his 1989 SERP account (including, without limitation, rights to vesting and distribution) will continue to be determined in accordance with the terms of the 1989 SERP.

(e)  As part of this Agreement, and in consideration of the benefits provided to each of the Company, AGL and Dexia hereunder, the Company, AGL and Dexia have each, simultaneously with the execution of this Agreement, executed the AGL/Dexia General Release in the form set forth as Exhibit B of this Agreement, which is attached to and forms a part of this Agreement (the “AGL/Dexia General Release”).  For the avoidance of doubt, the FSA Employment Agreement shall expire and have no further force or effect as of the Effective Date, except as otherwise expressly provided herein.

(f)  The term “Affiliates” with respect to any person means any other person directly or indirectly controlling, controlled by, or under common control with such person.

(g)  The Executive agrees that he will cooperate reasonably with the Company, AGL, Dexia, and their Affiliates in the defense of any investigations of the Company, AGL, and Dexia and their Affiliates or any third-party claims that may be made against any of the Company, AGL, and Dexia and their Affiliates, to the extent that such claims may relate to the period during which the Executive performed services for the Company or Dexia; which shall include, without limitation, any alleged bid-rigging, anti-competitive activity, or violations of securities law.  (Such investigations and third-party claims with respect to alleged bid-rigging, anti-competitive activity, or violations of securities law are collectively referred to as the “Actions.”)  In furtherance (but not in limitation) of the foregoing, Executive agrees to provide the Company, AGL, Dexia and their Affiliates and their counsel reasonable access to all relevant business records and other documents in Executive’s possession and to give testimony and provide affidavits or declarations as required by the Company, AGL, and Dexia and their Affiliates with respect to the matters as to which he is cooperating pursuant to this Section 3(g).  The Company, AGL, and Dexia (as applicable depending on which entity requested assistance under this Section 3(g)) will promptly reimburse the Executive for his reasonable out-of-pocket expenses incurred in connection with the foregoing assistance, cooperation, and access.  If any of the Company, AGL, Dexia or their Affiliates determine to resolve, in whole or in part, any Action by settlement, they shall use commercially reasonable efforts to include the Executive as a party covered by and released from further claims pursuant to such settlement; provided, however, that nothing in this sentence shall be construed to in any way limit the discretion of any such company as to whether to enter into a settlement or to determine the terms of such settlement; and further provided that nothing in this sentence shall be construed to prejudice the rights the Company, AGL, Dexia and their Affiliates to pursue claims against the Executive to the extent they could do so in the absence of this sentence.

4. Withholding

Anything in this Agreement to the contrary notwithstanding, all payments required to be made by the Company hereunder to the Executive shall be subject to withholding of such amounts relating to taxes as the Company may reasonably determine it is required to withhold pursuant to any applicable law or regulation. In lieu of withholding such amounts, in whole or in part, the Company may, in its sole discretion, accept other provision for payment of taxes as required by law, provided it is satisfied that all requirements of law affecting its responsibilities to withholding such taxes have been satisfied.

5. Certain Agreements between AGL, the Company and Dexia

(a)  Each of AGL and Dexia agrees that at the Closing (i) 130,000 AGL Common Shares (as defined in the Purchase Agreement) shall be deducted from the Share Consideration (as defined in the Purchase Agreement) otherwise payable to Dexia pursuant to the terms of the Purchase Agreement and (ii) the cash consideration payable by AGL to Dexia pursuant to the Purchase Agreement shall be increased by $482,924.90 (representing $21.65 for each of the 22,306 share units forfeited by Executive pursuant to the terms of this Agreement).  Each of AGL and Dexia hereby agrees that the foregoing shall act as an amendment to the terms of the Purchase Agreement pursuant to Section 10.1 thereof.

(b) Pursuant to Section 10.1 of the Purchase Agreement, AGL waives any right to any Director Share Price Differential (as defined in the Purchase Agreement) relating to the 22,306 share units forfeited by Executive pursuant to this Agreement.

(c) Pursuant to Section 4, the Company shall withhold taxes with respect to payments and distributions of cash in accordance with Section 2, and with respect to distributions it makes under Section 3(c)(v), and will hold Dexia harmless for any tax liabilities asserted against Dexia with respect to such payments and distributions.  Nothing in paragraph 2 of this Agreement shall supersede the provisions of Section 5.2 of the Purchase Agreement.

(d) Except as otherwise provided in this Agreement, Dexia shall have no liability for payment of compensation or benefits to the Executive.

6. Arbitration of All Disputes

Except as otherwise provided in the Executive General Release, the Executive ADEA Release or the AGL/Dexia General Release, any controversy or claim arising out of or relating to this Agreement or the breach thereof shall be settled by arbitration in the City of New York in accordance with American Arbitration Association’s National Rules for Resolution of Employment Disputes.

7. Entire Agreement

Subject to the following sentence, this Agreement as in effect as of the Effective Date contains the entire agreement among the Parties concerning the subject matter hereof and supercedes all prior agreements, discussions, negotiations, and undertakings, whether written or oral, among the Parties with respect thereto, including, without limitation, the FSA Employment Agreement, the SPPA and any settlement agreements prior to the date of this Agreement with respect to the subject matter hereof.  However, the effectiveness of this Agreement is contingent on the Executive having executed the AGL Employment Agreement prior to the Effective Date, and the effectiveness of the AG US Employment Agreement will not be affected by the foregoing provisions of this Section 7.

8. Assignability; Binding Nature

This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, heirs, and assigns.  No rights or obligations of the Executive under this Agreement may be assigned or transferred by the Executive, other than by will or operation of law subject to the limitations of this Agreement.  No rights or obligations of the Company, AGL, or Dexia under this Agreement may be assigned or transferred by the Company, AGL, or Dexia except that such rights or obligations may be assigned or transferred pursuant to a merger or consolidation in which the Company, AGL, or Dexia, as applicable, is not the continuing entity, or the sale or liquidation of all or substantially all of the assets of the Company, AGL, or Dexia, as applicable, provided that that assignee or transferee is the successor to all or substantially all of the assets of the Company, AGL, or Dexia, as applicable, and such assignee or transferee assumes the liabilities, obligations, and duties of the Company, AGL, or Dexia, as applicable, as contained in this Agreement, either contractually or as a matter of law.

9. Amendment or Waiver

No provision in this Agreement may be amended or waived unless such amendment or waiver is (a) agreed to in writing, and (b) the amendment or waiver is signed by the Executive and by an authorized officer of the Company, and, to the extent AGL or Dexia may be adversely affected by such amendment or waiver, signed by an authorized officer of AGL and Dexia, respectively, or their respective successors.  No waiver by any Party hereto of any breach by any other Party of any condition or provision of this Agreement to be performed by such other Party shall be deemed a waiver of a similar or dissimilar condition or provision at the same or any prior or subsequent time.

10. Notices

Any notice required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been given when delivered personally or sent by certified or registered mail, postage prepaid, return receipt requested, duly addressed to the Party concerned at the address indicated below to such changed address of which such Party may subsequently by similar process give notice:

If to the Company:

Financial Security Assurance Holdings, Ltd.

Attention: General Counsel

31 West 52nd Street

New York, NY  10019

With a copy to:

Assured Guaranty Ltd.

Attention: General Counsel

30 Woodbourne Ave

Hamilton, Bermuda

If to the Executive:

Mr. Sean W. McCarthy

452 Greenwich Street

New York, NY 10013

If to Dexia:

Dexia SA/NV
Place Rogier 11
1210 Brussels, Belgium
Attention: Secretary General

Facsimile:  +32 2 213 58 90
Email:  secretarygeneral@dexia.com

With a copy to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue

New York, New York 10166
Attention:  Michael Rosenthal

Facsimile:  (214) 571-2951

11. Survivorship

The respective rights and obligations of the Parties shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

12. References

In the event of the Executive’s death or a judicial determination of his incompetence, reference in this Agreement to the Executive shall be deemed, where appropriate, to refer to his estate or other legal representative.  All statements of or references to dollar amounts in this Agreement shall mean lawful money of the United States of America.

13. Compliance with Section 409A

It is the intention of the Parties that the payments and benefits to which the Executive could become entitled under this Agreement not be subject to accelerated recognition of income or imposition of additional tax under Code section 409A, and that the payments under this Agreement will satisfy the requirements of Treas. Reg. §1.409A-3(g) (relating to disputed payment with respect to a claim that Good Reason has occurred under the FSA Employment Agreement), and this Agreement shall be construed in a manner that is consistent with this intent.  If the Executive’s taxable year is other than the calendar year, then, to the extent required by Section 409A, the term “calendar year” (when used in this

Agreement) shall instead mean the Executive’s taxable year.  Any reimbursement or in-kind benefits provided for under this Agreement in any calendar year shall not affect the reimbursements or benefits to be provided in any other calendar year, any such reimbursements shall be made no later than the end of the calendar year following the year in which the underlying expense was incurred and the right to such reimbursements and benefits shall not be liquidated or exchanged for any other benefit or amount.

14. Governing-Law

This Agreement shall be governed by and construed and interpreted in accordance with the laws of New York, without reference to the principles of conflict of laws of any jurisdiction.

15. Headings

The headings of paragraphs contained in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any provision of this Agreement.

16. Counterparts

This Agreement may be executed in one or more counterparts.

IN WITNESS WHEREOF, the Executive has signed this Agreement on the date set forth below and, on behalf of the Company, AGL and Dexia, the undersigned officers of the Company, AGL and Dexia, respectively, have executed this Agreement pursuant to the authority delegated to them by such companies.

Financial Security Assurance Holdings, Ltd.

Date: July 1, 2009	By:

Date: July 1, 2009
Sean W. McCarthy

Assured Guaranty Ltd. (solely with respect to Sections 1, 3(a), 3(b), 3(e), 3(f), 3(g), 5, 6, 7, 8, 9, 10, 11, 13, 14, 15, 16, and Exhibit A1, Exhibit A2, and Exhibit B)

Date: July 1, 2009	By:

Dexia Holdings, Inc.. (solely with respect to Sections 1, 3(a), 3(b), 3(c), 3(d), 3(e), 3(f), 3(g), 5, 6, 7, 8, 9, 10, 11, 13, 14, 15, 16, and Exhibit A1, Exhibit A2, and Exhibit B)

Date: July 1, 2009	By:

Dexia Crédit Local, S.A.. (solely with respect to Sections 1, 3(a), 3(b), 3(c), 3(d), 3(e), 3(f), 3(g), 5, 6, 7, 8, 9, 10, 11, 13, 14, 15, 16, and Exhibit A1, Exhibit A2, and Exhibit B)

Date: July 1, 2009	By: